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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No.     )*

                                INSCI CORP (insi)
                       -----------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  .01 par value
                       ----------------------------------
                         (Title of Class of Securities)

                                    45765T106
                        ---------------------------------
                                 (CUSIP Number)

                                Dr. E. Ted Prince
                                   INSCI Corp.
                          Two Westborough Business Park
                              Westborough, MA 01581

       (Name, Address and Telephone umber of Person Authorized to Receive
                          Notices and Communications)

                                 August 13, 1995
                       ----------------------------------
             (Date of Event which Requires Filing of the Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d(b)(3) or (4), check the following box. [ ]

         Note: Six copies of this statement including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.       NAME OF REPORTING PERSON:  Dr. E. Ted Prince
         S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON: ###-##-####

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a) [ ]
         (b) [x]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS):   PF,00

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:
         USA
  NUMBER OF SHARES           7.    SOLE VOTING POWER:             1,248,180
 BENEFICIALLY OWNED          8.    SHARED VOTING POWER:           Not Applicable
  BY EACH REPORTING          9.    SOLE DISPOSITIVE POWER:        1,248,180
     PERSON WITH             10.   SHARED DISPOSITIVE POWER:      Not Applicable

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         1,248,180

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS): [   ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:
         19.68%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IN
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                                  SCHEDULE 13D
                          Filed Pursuant to Rule 13D-2

                             INTRODUCTORY STATEMENT
                      -------------------------------------

         The Statement on Schedule 13D relating to the Common Stock, par value $.01 per share of INSCI Corp., is filed by Dr. E. Ted Prince, the President and Chief Executive Officer of INSCI Corp.

Item 1.  Security And Issuer.

         This statement is related to the Common Stock at $.01 par value (the "Common Stock") of INSCI Corp., a Delware Corporation (the "Company"), which has its principal executive offices at Two Westborough Business Park, Westborough, Massachusetts 01581.

Item 2.  Identity And Background.

         (a), (b) and (c): This statement is being filed by Dr. E. Ted Prince ("Dr. Prince"). Dr. Prince's business address is c/o INSCI Corp., Two Westborough Business Park, Westborough, Massachusetts 01581, and his principal occupation is President and Chief Executive Officer of the Company.

         (d) and (e): During the last five years, Dr. Prince has not been (a) convicted in criminal proceeding (excluding traffic violation or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f):     Dr. Prince is a citizen of the United States.

Item 3:  Source and Amount of Funds or Other Consideration.

         Dr. Prince has received pursuant to the terms of his employment contract with the Company 1,225,000 stock options. Additionally, Dr. Prince owns 23,180 shares of Common Stock acquired/purchased through subscription to a convertible securities placement by cash or personal funds pursuant to Regulation D conducted by the Company. Dr. Prince is filing this statement because, under Rule 13d-3, he is now deemed to beneficially own 1,225,000 option shares, and as a result, he beneficially owns more than 5% of the Company's outstanding Common Stock under such rule.

Item 4.  Purpose of Transaction.

         (a): The shares of the Common Stock reported in this statement are held for investment purposes. Depending upon trading prices of Common Stock and upon Dr. Prince's personal financial position and goals from time to time, Dr. Prince may, subject to the applicable statutory or other limitations, purchase additional shares of Common Stock or dispose of Common Stock in the open market, in privately negotiated transactions, or otherwise. Dr. Prince retains the right to evaluate his position in the future and change his intent with respect to any future actions.

         Other than as described above, Dr. Prince has no plans or proposals which relate to, or may result in, any of the matters listed in Item 4(a) through (i) of Schedule 13D (although he reserves the right to develop such plans).

         (b), (c), (d), (e), (f), (g), (h), (i) and (j):      Not applicable.

Item 5   Interest in Securities of the Issuer.

         (a) Dr. Prince is the beneficial owner of 1,248,180 shares of Common Stock, in which includes options exercisable within 60 days as to 1,225,000 share of Common Stock. The shares currently held by Dr. Prince together with the 1,225,000 shares subject to options represent approximately 19.68% of the issued and outstanding Common Stock.

         (b) Dr. Prince has the sole power to vote and dispose of the shares of Common Stock beneficially owned by him.

         (c) Dr. Prince has not engaged in any transactions in the Common Stock within the last 60 days other than the receipt of 5,458 shares of Common Stock issued by INSCI Corp. on February 2, 1998. The shares were issued pursuant to Dr. Prince's election to participate in the automatic conversion schedule for subscribers of INSCI Corp.'s 10% Convertible Redeemable Preferred Stock Private Placement.

         (d)      Not Applicable.

         (e)      Not Applicable.

Item 6. Contracts, Arrangements, or Undertakings with Respect to Securities of the Issuer.

         Not Applicable.

Item 7.  Material to Be Filed as Exhibits.

         Not Applicable.
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify the information set forth in this Statement is true, complete and correct.

                                          /s/ E. Ted Prince
                                          ------------------------------------
                                          Dr. E. Ted Prince, President and
                                          Chief Executive Officer of INSCI Corp.
Dated: March 23, 1998